UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
(Commission File No. 001-40634)

Grandstand Limited
(formerly known as Gambling.com Group Limited)

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On August 13, 2026, Grandstand Limited (NASDAQ: GRSD) issued a press release announcing its financial results for the period ended June 30, 2026. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated by reference herein.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 13, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grandstand Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: August 13, 2026

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